# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASCENT INDUSTRIES CO., CIK 0000095953
CUSIP: 871565107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20 N. MARTINGALE RD, STE 430, SCHAUMBURG, Illinois (IL), 60173
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-23-005059
Filed by CIK 0001774802

## Reporting persons
- Mink Brook Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 619,692; sole dispositive power 0; shared dispositive power 619,692; aggregate amount beneficially owned 619,692 (6.9% of the class)
  Comment: This percentage is calculated based upon 9,009,453 shares of Common Stock outstanding as of 8/4/26 disclosed in Ascent Industry's recent 10-Q
- Mink Brook Opportunity Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 278,413; sole dispositive power 0; shared dispositive power 278,413; aggregate amount beneficially owned 278,413 (3.1% of the class)
  Comment: This percentage is calculated based upon 9,009,453 shares of Common Stock outstanding as of 8/4/26 disclosed in Ascent Industry's recent 10-Q
- Mink Brook Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 898,105; sole dispositive power 0; shared dispositive power 898,105; aggregate amount beneficially owned 898,105 (9.9% of the class)
  Comment: This percentage is calculated based upon 9,009,453 shares of Common Stock outstanding as of 8/4/26 disclosed in Ascent Industry's recent 10-Q
- William Mueller: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 898,105; sole dispositive power 0; shared dispositive power 898,105; aggregate amount beneficially owned 898,105 (9.9% of the class)
  Comment: This percentage is calculated based upon 9,009,453 shares of Common Stock outstanding as of 8/4/26 disclosed in Ascent Industry's recent 10-Q
- Mink Brook Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 898,105; sole dispositive power 0; shared dispositive power 898,105; aggregate amount beneficially owned 898,105 (9.9% of the class)
  Comment: This percentage is calculated based upon 9,009,453 shares of Common Stock outstanding as of 8/4/26 disclosed in Ascent Industry's recent 10-Q

## Item 1. Issuer
Name of issuer: ASCENT INDUSTRIES CO.
Address of issuer's principal executive offices: 20 N. MARTINGALE RD, STE 430, SCHAUMBURG, ILLINOIS, 60173.

## Item 2. Person Filing
Name of person filing:
Mink Brook Partners LP
Mink Brook Opportunity Fund LP
Mink Brook Capital GP LLC
William Mueller
Mink Brook Asset Management LLC
Address of principal business office or, if none, residence:
Mink Brook Partners LP
201 Summa Street
West Palm Beach, FL 33405

Mink Brook Opportunity Fund LP
201 Summa Street
West Palm Beach, FL 33405

Mink Brook Capital GP LLC
201 Summa Street
West Palm Beach, FL 33405

William Mueller
c/o Mink Brook Asset Management LLC
201 Summa Street
West Palm Beach, FL 33405

Mink Brook Asset Management LLC
201 Summa Street
West Palm Beach, FL 33405
Citizenship:
Mink Brook Partners LP - Delaware
Mink Brook Opportunity Fund LP - Delaware
Mink Brook Capital GP LLC - Delaware
William Mueller - United States
Mink Brook Asset Management LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mink Brook Partners LP - 619,692
Mink Brook Opportunity Fund LP - 278,413
Mink Brook Capital GP LLC - 898,105
William Mueller - 898,105
Mink Brook Asset Management LLC - 898,105
Percent of class:
Mink Brook Partners LP - 6.88%
Mink Brook Opportunity Fund LP - 3.09%
Mink Brook Capital GP LLC - 9.97%
William Mueller - 9.97%
Mink Brook Asset Management LLC - 9.97%
Sole power to vote or to direct the vote:
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Mink Brook Asset Management LLC - 0
Shared power to vote or to direct the vote:
Mink Brook Partners LP - 619,692
Mink Brook Opportunity Fund LP - 278,413
Mink Brook Capital GP LLC - 898,105
William Mueller - 898,105
Mink Brook Asset Management LLC - 898,105
Sole power to dispose or to direct the disposition:
Mink Brook Partners LP - 0
Mink Brook Opportunity Fund LP - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Mink Brook Asset Management LLC - 0
Shared power to dispose or to direct the disposition:
Mink Brook Partners LP - 619,692
Mink Brook Opportunity Fund LP - 278,413
Mink Brook Capital GP LLC - 898,105
William Mueller - 898,105
Mink Brook Asset Management LLC - 898,105

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 5 are directly owned by advisory clients of Mink Brook Asset Management LLC. None of those advisory clients, other than Mink Brook Partners LP, may be deemed to beneficially own more than 5% of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mink Brook Partners LP: /s/ William Mueller, Managing Member of its general partner, Mink Brook Capital GP LLC (10/28/2026)
- Mink Brook Opportunity Fund LP: /s/ William Mueller, Mink Brook Opportunity Fund LP (10/28/2026)
- Mink Brook Capital GP LLC: /s/ William Mueller, Managing Member (10/28/2026)
- William Mueller: /s/ William Mueller, Managing Member (10/28/2026)
- Mink Brook Asset Management LLC: /s/ William Mueller, Managing Member of its general partner, Mink Brook Capital GP LLC (10/28/2026)
Comment: Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).